FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated September 16, 2010 announcing a follow-on offering to the public of 22,000,000 transferable, redeemable units of Sprott Physical Gold Trust (the "Trust").  Attached hereto as Exhibit 2 is a press release dated September 17, 2010 announcing the pricing of the follow-on offering to the public of 24,500,000 transferable, redeemable units of the Trust.

 EXHIBIT 1

Sprott Physical Gold Trust Announces
Follow-on Offering of 22,000,000 Trust Units

Toronto, Ontario, Canada – September 16, 2010 – Sprott Physical Gold Trust (the "Trust") (TSX:PHY.U - News)(NYSE:PHYS - News) , a trust created to invest and hold substantially all of its assets in physical gold bullion and managed by Sprott Asset Management LP, announced today that it plans to launch a follow-on offering to the public (the "Offering") of 22,000,000 transferable, redeemable units of the Trust ("Units"). As part of the Offering, the Trust expects to grant the underwriters an over-allotment option to purchase up to 3,300,000 additional Units.

The Trust intends to use the net proceeds of this Offering to acquire physical gold bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described in the prospectus related to this Offering.  Under the trust agreement governing the Trust, the net proceeds of the Offering per unit must be not less than 100% of the most recently calculated net asset value per Unit of the Trust prior to, or upon determination of, pricing of the offering.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols "PHYS" and "PHY.U", respectively. The Offering will be made simultaneously in the United States and Canada through a syndicate of underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.
A registration statement relating to the Units has been filed with the U.S. Securities and Exchange Commission but has not yet been declared effective.  The Units may not be sold and offers to buy may not be accepted prior to the time the registration statement becomes effective.

The offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.

Copies of the U.S. prospectus related to this Offering may be obtained by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).  Copies of the Canadian prospectus related to this Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. Incorporated 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional details on the Trust can be found in the final prospectus available on EDGAR (http://www.edgar.com) and SEDAR (http://www.sedar.com) or on the Trust's website at http://www.sprottphysicalgoldtrust.com.

Contact:

Investor Contact Information:
Sprott Physical Gold Trust
(416) 203-2310 or Toll Free: 1 (877) 403-2310
ir@sprott.com
http://www.sprottphysicalgoldtrust.com/

EXHIBIT 2

Sprott Physical Gold Trust Completes Pricing of Follow-On Offering of Trust Units

TORONTO, ONTARIO, CANADA – September 17, 2010 - Sprott Physical Gold Trust (the "Trust") (TSX:PHY.U - News)(NYSE:PHYS - News), a trust created to invest and hold substantially all of its assets in physical gold bullion and managed by Sprott Asset Management LP, has priced its follow-on offering to the public (the "Offering") of 24,500,000 transferable, redeemable units of the Trust ("Units"). As part of the Offering, the Trust has granted the underwriters an over-allotment option to purchase up to 3,675,000 additional Units.

The Units have been priced at US$11.37 per Unit. The gross proceeds from the Offering will be US$278,565,000 (US$320,349,750 if the underwriters exercise in full the over-allotment option).

The Trust intends to use the net proceeds of this Offering to acquire physical gold bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described in the prospectus related to this Offering. The net proceeds of the Offering per Unit will be greater than 100% of the most recently calculated net asset value per Unit of the Trust prior to pricing of the Offering, which is required under the trust agreement governing the Trust.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols "PHYS" and "PHY.U", respectively. The Offering was made simultaneously in the United States and Canada through a syndicate of underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

The offering in Canada is only being made by the Canadian prospectus, which includes important detailed information about the Units being offered.

Copies of the U.S. prospectus related to this Offering may be obtained by contacting Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone: 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com, or RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, New York 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).  Copies of the Canadian prospectus related to this Offering may be obtained by contacting RBC Capital Markets, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (fax: 416-313-6066) or Morgan Stanley & Co. Incorporated 180 Varick Street, 2nd Floor, New York, New York 10014 Attention: Prospectus Department (telephone 866-718-1649 (toll free) or 917-606-8474) or by e-mailing prospectus@morganstanley.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional details on the Trust can be found in the final prospectus available on EDGAR (http://www.edgar.com/) and SEDAR (http://www.sedar.com/) or on the Trust's website at http://www.sprottphysicalgoldtrust.com/.

Contact:

Contacts:
Investor Contact Information:
Sprott Physical Gold Trust
(416) 203-2310 or Toll Free: 1 (877) 403-2310
ir@sprott.com
http://www.sprottphysicalgoldtrust.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST (registrant)
By Sprott Asset Management GP Inc., as general partner of the manager of the Registrant

Dated: September 21, 2010	/s/ Kirstin H. McTaggart
	By:	Kirstin H. McTaggart
Corporate Secretary

SK 03883 0008 1132795